                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO/A

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                        Amendment No. 3 - Final Amendment


                                ONIX SYSTEMS INC.
                            (Name of Subject Company)


                         THERMO INSTRUMENT SYSTEMS INC.
                                    (Offeror)

                           THERMO ELECTRON CORPORATION
                                    (Offeror)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                CUSIP 67088G 10 8
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                           Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                 with a copy to:

                              Neil H. Aronson, Esq.
               Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                              One Financial Center
                           Boston, Massachusetts 02111
                                 (617) 542-6000

                            CALCULATION OF FILING FEE

Transaction Valuation(1): $30,003,669           Amount of Filing Fee(2): $6,001

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:                $6,001
           Form or Registration No.:              Schedule TO
           Filing Party:                          Thermo Instrument Systems Inc.
           Date Filed:                            March 13, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]        third-party tender offer subject to Rule 14d-1.

      [ ]        issuer tender offer subject to Rule 13e-4.

      [X]        going-private transaction subject to Rule 13e-3.

      [ ]        amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 13, 2000, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on April 7, 2000 and Amendment No. 2 filed with the Securities and Exchange Commission on April 10, 2000 (as amended, the "Schedule TO"), relating to the offer by ONIX Acquisition Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Thermo Instrument Systems Inc., a Delaware corporation ("Thermo Instrument"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of ONIX Systems Inc., a Delaware corporation (the "Company"), at a purchase price of $9.00 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 13, 2000 (the "Offer to Purchase"), a copy of which is attached as
Exhibit 12(a)(1) to the Schedule TO, and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), a copy of which is attached as Exhibit 12(a)(2) to the Schedule TO.



ITEM 11

         Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

         On April 13, 2000, Thermo Instrument announced that, effective on such date, the Purchaser had merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation after the Merger. Because the Purchaser had acquired in excess of ninety percent (90%) of the outstanding Shares, the Merger was effected under Section 253 of the Delaware General Corporation Law with a vote of the Board of Directors of the Purchaser but without a meeting of stockholders of the Company. At the effective time of the Merger, the outstanding Shares of the Company were canceled and Shares other than those owned by the Purchaser, held by stockholders exercising dissenters' rights and held in the Company's treasury, were, after being canceled, converted into the right to receive $9.00 per Share in cash, without interest thereon. The full text of the press release is attached as Exhibit 12(a)(12) hereto and incorporated herein by reference.

         Prior to the Merger, Thermo Electron Corporation, a Delaware Corporation ("Thermo Electron") and Thermo Instrument contributed their Shares to the Purchaser in return for shares of common stock of Purchaser. As a result of these contributions, immediately prior to the Merger, Thermo Instrument and Thermo Electron owned 98% and 2%, respectively, of the common stock of the Purchaser.

ITEM 12.  EXHIBITS.

          Item 12 of the Schedule TO is hereby amended by adding the following:


          Exhibit 12(a)(12) Press Release issued by Thermo Instrument on April 13, 2000

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                          THERMO INSTRUMENT SYSTEMS INC.

                                          BY: /s/ Earl R. Lewis
                                          --------------------------------------
                                               Name:    Earl R. Lewis
                                               Title: President and Chief
                                                      Executive Officer

                                          THERMO ELECTRON CORPORATION

                                          BY: /s/ Theo Melas-Kyriazi
                                          --------------------------------------
                                               Name:    Theo Melas-Kyriazi
                                               Title: Vice President and Chief
                                                         Financial Officer

Date: April 13, 2000


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                                  EXHIBIT INDEX



EXHIBIT           DESCRIPTION

12(a)(1)*         Offer to Purchase dated March 13, 2000

12(a)(2)*         Letter of Transmittal

12(a)(3)*         Notice of Guaranteed Delivery

12(a)(4)*         Letter from the Dealer Managers to Brokers,
                  Dealers, Commercial Banks, Trust Companies and
                  Nominees

12(a)(5)*         Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Nominees

12(a)(6)*         Summary Advertisement as published on March 13, 2000

12(a)(7)*         Guidelines for Certification of Taxpayer
                  Identification Number on Substitute Form W-9

12(a)(8)          Press Release issued by Thermo Instrument on January 31,
                  2000 (incorporated herein by reference to
                  Exhibit 99 to the Current Report on Form 8-K of
                  Thermo Instrument filed with the Commission on February 1,
                  2000)

12(a)(9)          Press Release issued by Thermo Electron on January
                  31, 2000 (incorporated herein by reference to Exhibit 99 to the Current Report on Form 8-K of
                  Thermo Electron filed with the Commission on February 1, 2000)

12(a)(10)*        Press Release issued by Thermo Instrument on March 13, 2000

12(a)(11)*        Press Release issued by Thermo Instrument on April 10, 2000

12(a)(12)         Press Release issued by Thermo Instrument on April 13, 2000

12(b)*            Loan Agreement dated as of March 1, 2000 between
                  Thermo Electron and Thermo Instrument

12(c)*            Opinion of J.P. Morgan Securities Inc. and The
                  Beacon Group Capital Services, LLC dated January
                  29, 2000

12(d)             Not applicable

12(e)             Not applicable

12(f)             Summary of Appraisal Rights (Included in Exhibit
                  12(a)(1) in the section captioned "The Merger;
                  Appraisal Rights" and Schedule III to Exhibit 12(a)(1)
                  ("Section 262 Of The Delaware General Corporation
                  Law")

12(g)*            Slide Presentation of Thermo Electron to Financial
                  Analysts

12(h)             Not applicable

12(j)* Presentation materials provided to the special committee of the Board of Directors of Thermo Instrument by J.P. Morgan Securities Inc. and The Beacon Group Capital
                  Services, LLC on January 29, 2000 in connection with the offer to purchase shares of common stock of ONIX Systems
                  Inc.


* Previously filed